EXHIBIT 99.1

Eupraxia Pharmaceuticals Strengthens Board with Three Industry Leaders in Drug Development and Commercialization

VANCOUVER, British Columbia, July 07, 2026 (GLOBE NEWSWIRE) -- Eupraxia Pharmaceuticals Inc. ("Eupraxia" or the "Company") (NASDAQ:EPRX) (TSX:EPRX), a clinical-stage biotechnology company leveraging its proprietary Diffusphere™ technology designed to optimize local, controlled drug delivery for applications with significant unmet need, today announced the appointment of Robert Bazemore, Amy Pottand Dr Helen Thackray to the Board of Directors.

"We are delighted for Robert, Amy and Helen to join our Board of Directors at a pivotal stage for the company.”   said Dr. James A. Helliwell, Chief Executive Officer of Eupraxia. “Their collective expertise across late-stage drug development, commercial strategy, and global product launches will be invaluable as we execute on several key upcoming milestones for EP-104GI and continue to expand our pipeline. Their appointments reflect the commitment of Eupraxia to advancing and expanding our gastroenterology assets in an efficient and effective manner. I also want to thank Paul Geyer and Michael Wilmink for all of the support and contributions they have made to Eupraxia over the last decade as we proved the function and potential of the Diffusphere technology.”

Robert Bazemore
Mr Bazemore has spent his career of 30+ years on the development and commercialization of novel medicines. From 2015 to 2021, he served as President, Chief Executive Officer and Director of Epizyme Inc., developing and launching TAZVERIK® for patients with Follicular Lymphoma and Sarcoma while building on the company’s pipeline of promising epigenetic candidates in oncology. Prior to joining Epizyme, Mr. Bazemore served as Chief Operating Officer of Synageva BioPharma Corp., where he established the company’s global commercial and medical organization to support the first product launch, helping lead the broader transition to a sustainable commercial enterprise through the company’s acquisition by Alexion Pharmaceuticals, Inc. in July 2015. Prior to Synageva, he held several senior leadership positions at Johnson & Johnson, including President of Janssen Biotech, where he led the successful launches of numerous products and indications, including the US launches of the oncology therapies ZYTIGA® and IBRUVICA®, and guided the company’s worldwide Immunology portfolio strategy. Prior to Johnson & Johnson, he served for over 11 years at Merck & Co. Inc., where he held numerous roles including supporting the launch of SINGULAIR® in the U.S. Mr. Bazemore is currently a Lead Independent Director for Nuvation Bio, Inc., Director for Ardelyx, Inc., Director for Akari Therapeutics, Inc. and was previously a Director for Neon Therapeutics prior to its acquisition by BioNTech and Board Chairman for Pennsylvania BIO. He earned his B.S. in Biochemistry from the University of Georgia.

Amy Pott
Ms Pott has served as enGene’s Global Chief Commercialization Officer since May 2025. She joined enGene from Astellas Pharma, where she served as Senior Vice President (SVP), Strategic Brand Marketing, Ophthalmics and Rare Diseases from April 2024 to May 2025 and as Head of Commercial, Gene Therapies from January 2021 to April 2024. Prior to Astellas, she was President, North America from April 2019 to October 2020 at Swedish Orphan Biovitrum. At Shire, she was Global Vice President (GVP) US Franchise Head for Internal Medicine and Oncology from October 2017 to March 2019 and she was GVP, US Commercial Operations, from July 2016 to October 2017. Before joining Shire, Amy was Vice President, Strategy, Planning and Analytics at Baxalta, Inc. Ms Pott holds a Masters of Science in European Studies from the London School of Economics and a Bachelor of Arts in History from the University of Bristol.

Helen Thackray
Dr. Thackray brings more than 25 years of leadership experience at three biotechnology companies, ranging from preclinical start-up to a mature public company with $2B market cap and three approved products. Most recently, she served as the Chief Research and Development Officer at BioCryst Pharmaceuticals where she oversaw R&D, regulatory affairs, medical affairs, and portfolio strategy. Prior to BioCryst, she held senior leadership positions at GlycoMimetics Inc. from 2006-2021 including Senior Vice President of Clinical Development and Chief Medical Officer. In addition, she has served on two public company boards (BioCryst and ImmunoGen) each spanning the period from pivotal trials through commercial transition and initial market launch. She is a board-certified pediatrician, serving on the faculty of the Children’s National Medical Center and George Washington University School of Medicine and Health Sciences from 2000-2025. Dr. Thackray holds a Bachelor of Science degree in biological sciences from Stanford University, an M.D. from George Washington University, and has authored more than 60 peer-reviewed articles and presentations. She completed her pediatric residency and chief residency at Children’s National Medical Center, trained in medical genetics at the National Human Genome Research Institute at the National Institutes of Health, and is a Fellow of the American Academy of Pediatrics (FAAP).

About Eupraxia Pharmaceuticals Inc.

Eupraxia is a clinical-stage biotechnology company focused on the development of locally delivered, extended-release products that have the potential to address therapeutic areas with high unmet medical need. Diffusphere™, a proprietary, polymer-based micro-sphere technology, is designed to facilitate targeted drug delivery of both existing and novel drugs. The technology is designed to support extended duration of effect and delivery of drugs in a hyper-localized fashion, targeting only the tissues that physicians are wanting to treat. We believe the potential for fewer adverse events may be achieved through the precision targeting and the stable and flat delivery of the active ingredient when using the Diffusphere™ technology, versus the peaks and troughs seen with more traditional drug delivery methods. The precision of Eupraxia's Diffusphere™ technology platform has the potential to augment and transform existing FDA-approved drugs to improve their safety, tolerability, efficacy and duration of effect. The potential uses in therapeutic areas may go beyond pain and inflammatory gastrointestinal disease, where Eupraxia currently is developing advanced treatments, to also be applicable in oncology, infectious disease and other critical disease areas.
Eupraxia's EP-104GI is currently in a Phase 1b/2 trial, the RESOLVE trial, for the treatment of EoE. EP-104GI is administered as an injection into the esophageal wall, providing local delivery of drug. This is a unique treatment approach for EoE. Eupraxia also completed a Phase 2b clinical trial (SPRINGBOARD) of EP-104IAR for the treatment of pain due to knee osteoarthritis. The trial met its primary endpoint and three of the four secondary endpoints. In addition, Eupraxia is developing a pipeline of later and earlier-stage long-acting formulations. Potential pipeline indications include candidates for other inflammatory joint indications and oncology, each designed to improve on the activity and tolerability of currently approved drugs. For further details about Eupraxia, please visit the Company's website at: www.eupraxiapharma.com.

Notice Regarding Forward-looking Statements and Information

This news release includes forward-looking statements and forward-looking information within the meaning of applicable securities laws. Often, but not always, forward-looking information can be identified by the use of words such as "plans", "is expected", "expects", "suggests", “indicates”, "scheduled", "intends", "contemplates", "anticipates", "believes", "proposes", "potential" or variations (including negative and grammatical variations) of such words and phrases, or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements in this news release include statements regarding the interpretation of the 36-week data from the RESOLVE trial, including tissue health and symptom response; the Company’s expected timing of reporting additional data from the RESOLVE trial, including the Phase 2b portion thereof; the Company's product candidates, including their expected benefits with respect to safety, tolerability, efficacy and duration of effect and their potential use in therapeutic areas beyond pain and inflammatory gastrointestinal disease; the expectations regarding the advancement of the Company’s product candidates through clinical development; the results of clinical trials of the Company's product candidates; the potential for the Company’s technology to impact the drug delivery process; the potential market opportunity for the Company’s product candidates; and potential pipeline indications. Such statements and information are based on the current expectations of Eupraxia's management, and are based on assumptions, including but not limited to: future research and development plans for the Company proceeding substantially as currently envisioned; industry growth trends, including with respect to projected and actual industry sales; the Company's ability to obtain positive results from the Company's research and development activities, including clinical trials; and the Company's ability to protect patents and proprietary rights. Although Eupraxia's management believes that the assumptions underlying these statements and information are reasonable, they may prove to be incorrect. The forward-looking events and circumstances discussed in this news release may not occur by certain dates or at all and could differ materially as a result of known and unknown risk factors and uncertainties affecting Eupraxia, including, but not limited to: risks and uncertainties related to the Company's limited operating history; the Company's novel technology with uncertain market acceptance; if the Company breaches any of the agreements under which it licenses rights to its product candidates or technology from third parties, the possibility that the Company could lose license rights that are important to its business; the Company's current license agreement may not provide an adequate remedy for its breach by the licensor; the possibility that the Company's technology may not be successful for its intended use; the fact that the Company's future technology will require regulatory approval, which is costly and the Company may not be able to obtain it; the possibility that the Company may fail to obtain regulatory approvals or only obtain approvals for limited uses or indications; the possibility that the Company's clinical trials may fail to demonstrate adequately the safety and efficacy of its product candidates at any stage of clinical development; the possibility that the Company may be required to suspend or discontinue clinical trials due to side effects or other safety risks; the fact that the Company completely relies on third parties to provide supplies and inputs required for its product candidates and services; the potential impact of tariffs on the cost of the Company’s active pharmaceutical ingredients and clinical supplies of EP-104IAR and EP-104GI; the fact that the Company relies on external contract research organizations to provide clinical and non-clinical research services; the possibility that the Company may not be able to successfully execute its business strategy; the fact that the Company will require additional financing, which may not be available; the fact that any therapeutics the Company develops will be subject to extensive, lengthy and uncertain regulatory requirements, which could adversely affect the Company's ability to obtain regulatory approval in a timely manner, or at all; the impact of health pandemics or epidemics on the Company's operations; the Company's restatement of its consolidated financial statements, which may lead to additional risks and uncertainties, including loss of investor confidence and negative impacts on the Company's common share price; and other risks and uncertainties described in more detail in Eupraxia's public filings on SEDAR+ (sedarplus.ca) and EDGAR (sec.gov). Although Eupraxia has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements and information, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. No forward-looking statement or information can be guaranteed. Except as required by applicable securities laws, forward-looking statements and information speak only as of the date on which they are made and Eupraxia undertakes no obligation to publicly update or revise any forward-looking statement or information, whether as a result of new information, future events or otherwise.

For investor and media inquiries, please contact:

James Meikle, Eupraxia Pharmaceuticals Inc.
236-330-7084
jmeikle@eupraxiapharma.com

or

Kevin Gardner, on behalf of:
Eupraxia Pharmaceuticals Inc.
617-283-2856
kgardner@lifesciadvisors.com

SOURCE Eupraxia Pharmaceuticals Inc.